

November 23, 2020

Erik S. Nelson
Chief Executive Officer
Sandy Springs Holdings, Inc.
2030 POWERS FERRY ROAD SE, SUITE #212
ATLANTA, GA 30339

> **Re: Sandy Springs Holdings, Inc.**
> **Registration Statement on Form 10-12G**
> **Filed October 27, 2020**
> **File No. 000-56220**

Dear Mr. Nelson:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-12G filed October 27, 2020

Audited Financial Statements for the Year Ended August 31, 2020 and the Period Ended July 15, 2020, page F-1

1. We note that you provide audited financial statements as of August 31, 2020 and July 15, 2020 and for the period from July 16, 2020 (inception) through August 31, 2020. We further note from your disclosure in Note 1 to your consolidated financial statements that Sandy Springs Holdings, Inc. was formed as part of a reorganization that occurred as a result of a merger with RESS Merger Corporation and RESS of Delaware, which are all related companies controlled by Erik Nelson, CEO and President. Please explain to us in detail how you accounted for the reorganization and tell us how you considered the guidance in ASC 250-10 and ASC 805-50 as it relates to your financial statement presentation.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of

Erik S. Nelson
Sandy Springs Holdings, Inc.
November 23, 2020
Page 2

action by the staff.

You may contact Peter McPhun at 202-551-3581 or Isaac Esquivel at 202-551-3395 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or David Link at 202-551-3356 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Michael Littman, Esq.